Exhibit 99.3

Management's Discussion and Analysis

For The Year Ended December 31, 2024

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the year ended December 31, 2024 ("2024") and should be read in conjunction with the annual consolidated financial statements and related notes for the same period. References in the below discussion refer to the note disclosures contained in the annual consolidated financial statements for the years ended December 31, 2024 and 2023 ("2024 annual consolidated financial statements"). References in the below discussion to "Q4 2024" and "Q4 2023" refer to the three months ended December 31, 2024 and December 31, 2023 and references to "2023" refer to the year ended December 31, 2023.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through March 28, 2025, unless otherwise indicated. References to "the date of this MD&A" mean March 28, 2025. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURE® and VPURE+® products, which are sourced from the Company's Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defence, chemical and energy storage sectors. Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a venture with Stryten Energy that is initially focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

2024 Highlights

• The Company's Maracás Menchen Mine produced 9,264 tonnes of vanadium pentoxide ("V2O5") equivalent in 2024, within the annual production guidance range of 9,000 - 11,000 tonnes, including 1,775 tonnes of V2O5 equivalent produced in Q4 2024. The global V2O5 recovery rate for 2024 was 76.4%, with 77.9% seen in Q4 2024.

• The Company sold 9,600 tonnes of V2O5 equivalent in 2024 (including 415 tonnes of purchased products and 1,200 tonnes related to the Company's inventory supply agreement), within the annual sales guidance range of 8,700 - 10,700 tonnes, with sales in Q4 2024 of 3,033 tonnes (including 8 tonnes of purchased products and 1,200 tonnes related to the Company's inventory supply agreement).

• The Company recorded a net loss before tax of $71,245 for 2024 and net loss of $50,565 after the recognition of an income tax recovery of $2,813 and a deferred income tax recovery of $17,867.

• The Company's cash balance at December 31, 2024 was $22,106, with debt of $92,280.

• On March 18, 2024, the Company announced that it and Stryten Energy LLC ("Stryten") (together the "Parties") had signed a non-binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's wholly owned subsidiary, Largo Clean Energy Corp. ("LCE"), with Stryten's vanadium flow battery business. On December 18, 2024, definitive agreements were signed to establish a joint venture in Storion Energy, LLC ("Storion") with the following key terms upon closing of the transaction:

Management's Discussion and Analysis for the Year Ended December 31, 2024 1

◦ Each of LCE and Stryten will contribute certain of their vanadium flow battery-related assets and liabilities to Storion;

◦ Stryten will pay $1,000 directly to LCE and contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

◦ LCE and Stryten will each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

◦ Board representation of Storion will be generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

◦ Largo and Storion will enter into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Subsequent to the year-end December 31, 2024, the transaction closed on January 31, 2025.

• In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate.

• In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

• On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

• On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

• On October 28, 2024, the Company announced the results from an updated life of mine plan and pre- feasibility study for its Maracás Menchen Mine in Brazil. Please refer to the Company's news release dated October 28, 2024 for full details. On November 26, 2024, the Company announced the filing of the technical report for this update. Please refer to the Company's news release dated November 26, 2024 for full details.

• During the year ended December 31, 2024, the Company entered into a contract for the sale of 2,100 tonnes of V2O5, with deliveries occurring between October 17, 2024 and March 31, 2025 (the "inventory supply agreement"). The Company receives proceeds upon completion of each delivery. At the option of the buyer, who must elect the total volume no later than 90 days prior to September 30, 2027, the Company may be obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price not exceeding $7.00 per lb of V2O5, with payment and delivery occurring at September 30, 2027. During the year ended December 31, 2024, the Company delivered 1,200 tonnes of V2O5 into this inventory supply agreement and received proceeds of $13,638 (refer to note 23).

Management's Discussion and Analysis for the Year Ended December 31, 2024 2

Significant Events and Transactions Subsequent to 2024

• In January 2025, the Company extended the term of its R$50,000 facility for a further 120 days with no change in the interest rate.

• On January 31, 2025, the Company and Stryten closed the previously disclosed transaction to establish Storion.

2024 Summary

Financial

	Year ended
	December 31,	December 31,
	2024	2023	Movement
Revenues	$124,920	$198,684	$(73,764)	(37%)

Operating costs	(145,818)	(174,758)	28,940	(17%)
Direct mine and production costs	(68,478)	(103,545)	35,067	(34%)
Professional, consulting and management fees	(16,304)	(23,068)	6,764	(29%)
Foreign exchange loss	(12,517)	(183)	(12,334)	6,740%
Other general and administrative expenses	(5,429)	(11,792)	6,363	(54%)
Share-based payments	(1,321)	362	(1,683)	(465%)
Finance costs	(9,460)	(9,630)	170	(2%)
Interest income	1,523	2,018	(495)	(25%)
Technology start-up costs	(3,392)	(6,122)	2,730	(45%)
Write down of vanadium assets	(1,119)	(4,862)	3,743	(77%)
Exploration and evaluation costs	(2,328)	(5,705)	3,377	(59%)
	(196,165)	(233,740)	37,575	(16%)
Net loss before tax	$(71,245)	$(35,056)	$(36,189)	103%
Income tax recovery (expense)	2,813	(88)	2,901	(3,297%)
Deferred income tax recovery	17,867	2,786	15,081	541%
Net loss	$(50,565)	$(32,358)	$(18,207)	56%

Unrealized (loss) gain on foreign currency translation	(35,327)	13,965	(49,292)	(353%)
Comprehensive loss	$(85,892)	$(18,393)	$(67,499)	367%

Basic loss per share (note 16)	$(0.78)	$(0.51)	$(0.27)	53%
Diluted loss per share (note 16)	$(0.78)	$(0.51)	$(0.27)	53%

Adjusted EBITDA[1]	$(2,076)	$11,948	$(14,024)	(117%)
Mining Operations Adjusted EBITDA[1]	$7,976	$29,992	$(22,016)	(73%)

Cash provided before working capital items (operating activities)	$3,234	$9,335	$(6,101)	(65%)
Net cash provided by operating activities	11,159	21,197	(10,038)	(47%)
Net cash provided by financing activities	12,044	29,127	(17,083)	(59%)
Net cash used in investing activities	(42,226)	(62,885)	20,659	(33%)
Net change in cash	$(20,608)	$(11,757)	$(8,851)	75%

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management's Discussion and Analysis for the Year Ended December 31, 2024 3

	Three months ended
	December 31,	December 31,
	2024	2023	Movement
Revenues	$24,268	$44,170	$(19,902)	(45%)

Operating costs	(30,194)	(43,218)	13,024	(30%)
Direct mine and production costs	(11,823)	(25,784)	13,961	(54%)
Professional, consulting and management fees	(3,272)	(5,730)	2,458	(43%)
Foreign exchange (loss) gain	(8,560)	823	(9,383)	(1,140%)
Other general and administrative expenses	1,843	(2,061)	3,904	(189%)
Share-based payments	(138)	(231)	93	(40%)
Finance costs	(2,360)	(4,096)	1,736	(42%)
Interest income	92	280	(188)	(67%)
Technology start-up costs	(793)	(911)	118	(13%)
Write down of vanadium assets	78	(3,535)	3,613	(102%)
Exploration and evaluation costs	(250)	(1,871)	1,621	(87%)
	(43,554)	(60,550)	16,996	(28%)
Net loss before tax	(19,286)	(16,380)	(2,906)	18%
Income tax expense	(29)	(40)	11	(28%)
Deferred income tax recovery	6,325	3,119	3,206	103%
Net loss	$(12,990)	$(13,301)	$311	(2%)

Unrealized (loss) gain on foreign currency translation	(15,791)	6,005	(21,796)	(363%)
Comprehensive loss	$(28,781)	$(7,296)	$(21,485)	294%

Basic loss per share	$(0.19)	$(0.21)	$0.02	(10%)
Diluted loss per share	$(0.19)	$(0.21)	$0.02	(10%)

Adjusted EBITDA[1]	$2,337	$793	$1,544	195%
Mining Operations Adjusted EBITDA[1]	$4,466	$3,503	$963	27%

Cash provided before working capital items (operating activities)	$5,759	$43	$5,716	13,293%
Net cash provided by operating activities	7,746	5,845	1,901	33%
Net cash (used in) provided by financing activities	(3,387)	6,786	(10,173)	(150%)
Net cash used in investing activities	(12,332)	(10,777)	(1,555)	14%
Net change in cash	(8,344)	2,209	(10,553)	(478%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The movements in the discussion below refer to those shown in the previous table.

• The Company recorded a net loss of $50,565 in 2024, compared with a net loss of $32,358 in 2023. This movement was primarily influenced by a 37% decrease in revenues. This was partially offset by a 17% decrease in operating costs, a 29% decrease in professional, consulting and management fees, a 54% decrease in other general and administrative expenses, a 59% decrease in exploration and evaluation costs, a 45% decrease in technology start-up costs and a 541% increase in deferred income tax recovery.

• For Q4 2024, the Company recorded a net loss of $12,990, compared with net loss of $13,301 for Q4 2023. This movement was primarily attributable to a 30% decrease in operating costs, a 43% decrease in professional, consulting and management fees and a 189% decrease in other general and administrative expenses. This was partially offset by a 45% decrease in revenues and a 103% increase in deferred income tax recovery.

Management's Discussion and Analysis for the Year Ended December 31, 2024 4

• For 2024, adjusted EBITDA decreased by 117% and mining operations adjusted EBITDA decreased by 73% from that seen in 2023. For Q4 2024, adjusted EBITDA improved by 195% and mining operations adjusted EBITDA improved by 27% from that seen in Q4 2023.

Commercial

• In Q4 2024, the Company sold 3,033 tonnes of V2O5 equivalent (Q4 2023 - 2,605 tonnes), including 8 tonnes of purchased products (Q4 2023 - 139 tonnes) and 1,200 tonnes related to the Company's inventory supply agreement. This is above the Q4 2024 guidance range of 2,200 to 2,700 tonnes of V2O5 equivalent. Revenues recognized for produced V2O5 equivalent sold decreased, with revenues recognized for 4,024 (000s lb) sold in Q4 2024, as compared with 5,437 (000s lb) in Q4 2023.

• In Q4 2024, the Company also sold 10,570 tonnes of ilmenite, which is within the Q4 2024 guidance range of 10,000 to 15,000 tonnes of ilmenite.

• For 2024, the Company's sales were within its revised annual sales guidance of 8,700 to 10,700 tonnes of V2O5 equivalent with total sales of 9,600 tonnes of V2O5 equivalent (2023 - 10,396 tonnes), including 415 tonnes of purchased products (2023 - 929) and 1,200 tonnes related to the Company's inventory supply agreement.

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Shipping operations from Brazil continued to be impacted by congestion and delays.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

			December 31,	December 31,
			2024	2023	Movement
	-	Three months ended	$5.34	$6.46	(17)%
V2O5 Europe (per lb)	-	As at	$5.37	$6.53	(18)%
	-	Three months ended	$26.04	$26.61	(2)%
FeV Europe (per kg)	-	As at	$25.38	$28.70	(12)%

• Vanadium spot demand softened in Q4 2024, primarily due to weaker demand in the Chinese and European steel industries, while the U.S. steel market remained stable. Aerospace sector demand remained strong, and China's energy storage sector is expected to drive additional consumption in upcoming quarters.

• In 2025, U.S. steel demand is expected to remain stable, while European and Asian steel markets face continued softness. The aerospace sector is projected to see increased demand, particularly in the second half of 2025 and China's energy storage market is expected to be a key driver of vanadium consumption as the sector continues to accelerate.

• In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The Company is committed to the purchase of 570 tonnes of V2O5 they produce in 2025.

• Largo Physical Vanadium Corp. ("LPV") has deployed its available capital and is focused on marketing and strategic initiatives to establish its business model.

• Subsequent to Q4 2024, sales in January 2025 were 687 tonnes of V2O5 equivalent and 4,397 dry tonnes of ilmenite and in February 2025, sales were 551 tonnes of V2O5 equivalent and 2,255 dry tonnes of ilmenite

• During Q4 2024, the Company recognized revenues from vanadium sales of $23,046 (Q4 2023 - $44,170) from sales of 1,833 tonnes of V2O5 equivalent (Q4 2023 - 2,605 tonnes) and revenues from ilmenite sales of $1,222 (Q4 2023 - $nil). Of the total revenues, $18,146 is related to the Sales & trading segment, $5,968 is related to the Mine properties segment and $154 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Year Ended December 31, 2024 5

• During 2024, the Company recognized revenues from vanadium sales of $118,549 (year ended December 31, 2023 - $198,577) from the sales of 8,400 tonnes of V2O5 equivalent (year ended December 31, 2023 - 10,396 tonnes) and revenues from ilmenite sales of $6,371 (year ended December 31, 2023 - $nil). Of the total, $99,708 is related to the Sales & trading segment, $24,429 is related to the Mine properties segment and $783 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Under the terms of the Company's inventory supply agreement, the Company delivered 1,200 tonnes which are subject to refund. Accordingly, no revenues were recognized and amounts received were recognized as revenues subject to refund in the Company's consolidated statement of financial position. Refer to note 23.

• In the year ended December 31, 2024, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Total revenues with this customer were $12,360 (included in the Sales & trading segment). The Company's V2O3 revenues were predominantly from transactions with three customers, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including one customer who represented more than 10% of FeV revenues. Refer to note 23.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$5.00	$7.83	$6.16	$8.81
- Purchased material	$-	$5.65	$5.61	$7.06
- Total	$5.00	$7.67	$6.15	$8.65
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$7.75	$10.42	$9.30	$11.35
- Purchased material	$-	$-	$-	$13.13
- Total	$7.75	$10.42	$9.30	$11.47
FeV revenues per kg of FeV sold[1,2]
- Produced material	$20.88	$23.54	$21.11	$27.87
- Purchased material	$21.20	$-	$21.46	$27.72
- Total	$20.88	$23.54	$21.14	$27.86

Revenues per pound sold[1,2]	$5.70	$7.69	$6.40	$8.66

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $30,194 in Q4 2024 (Q4 2023 - $43,218) include direct mine and production costs of $11,823 (Q4 2023 - $25,784), conversion costs of $2,217 (Q4 2023 - $1,768), product acquisition costs of $99 (Q4 2023 - $1,974), royalties of $1,630 (Q4 2023 - $2,243), distribution costs of $1,601 (Q4 2023 - $2,366), vanadium and warehouse materials inventory write-down of $2,494 (Q4 2023 - $2,407), depreciation and amortization of $7,984 (Q4 2023 - $6,592), ilmenite costs and write-down of $2,317 (Q4 2023 - $nil) and iron ore costs of $29 (Q4 2023 - $84).

• The decrease seen in direct mine and production costs in Q4 2024 as compared with Q4 2023 reflects the 30% decrease in vanadium sold, as well as the impact of the Company's previously announced initiatives to reduce production costs and improve productivity. Further, shared mining and production costs up to the milling process are allocated between vanadium and ilmenite, which reduces the amount recognized in direct mine and production costs. The vanadium and warehouse materials inventory write-down of $2,494 in Q4 2024 includes a write-down of vanadium finished products of $2,517. Of the total operating costs, $17,504 is related to the Sales & trading segment, $12,409 is related to the Mine properties segment and $281 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Year Ended December 31, 2024 6

• Operating costs of $145,818 for 2024 (2023 - $174,758) include direct mine and production costs of $68,478 (2023 - $103,545), conversion costs of $8,240 (2023 - $7,319), product acquisition costs of $4,996 (2023 - $15,354), royalties of $7,052 (2023 - $9,162), distribution costs of $7,418 (2023 - $8,540), vanadium and warehouse materials inventory write-down of $14,135 (2023 - $3,624), depreciation and amortization of $26,795 (2023 - $26,048), ilmenite costs and write-down of $8,192 (2023 - $444) and iron ore costs of $512 (2023 - $722). Ilmenite costs includes the shared mining and production costs up to the milling process that are allocated to ilmenite, as well as the direct production costs for the ilmenite plant.

• Total distribution costs for 2024 of $7,418 is lower than the Company's total guidance range for distribution costs of $8,000 to $12,000.

• The 34% decrease in direct mine and production costs is attributable to a 19% decrease in vanadium sold, as well as the factors as noted above. Of the total, $91,074 is related to the Sales & trading segment, $53,824 is related to the Mine properties segment and $920 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Vanadium unit costs:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Cash operating costs per pound[1]	$4.08	$5.86	$5.24	$5.74
Cash operating costs excluding royalties per pound[1]	$3.67	$5.44	$4.84	$5.30
Adjusted cash operating costs excluding royalties per pound[1]	$3.05	$5.04	$4.05	$5.19

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $3.67 per lb in Q4 2024, compared with $5.44 for Q4 2023. Adjusted cash operating costs excluding royalties per pound, which excludes the impact of inventory write-downs for produced products of $2,517 for Q4 2024 (Q4 2023 - $nil), was $3.05 per lb, compared with $5.04 for Q4 2023. The decrease in unit costs seen in Q4 2024 compared with Q4 2023 is largely due to the impact of the Company's previously announced initiatives to reduce production costs and improve productivity, including reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

• For 2024, cash operating costs excluding royalties per pound were $4.84 per lb, compared with $5.30 for 2023. Adjusted cash operating costs excluding royalties per pound were $4.05 per lb, compared with $5.19 for 2023. This highlights the significant impact of inventory write-downs for vanadium produced products of $13,897 for 2024 ($nil in 2023).

• Professional, consulting and management fees in Q4 2024 decreased from Q4 2023 by 43%. Of the total professional, consulting and management fee expense in Q4 2024, $564 is related to the Sales & trading segment (Q4 2023 - $521), $474 is related to the Mine properties segment (Q4 2023 - $887), $1,069 is related to the Corporate segment (Q4 2023 - $2,780), $976 is related to the Clean Energy segment (Q4 2023 - $1,335) and $173 is related to LPV (Q4 2023 - $166). The decreases seen are primarily attributable to the Company's focus on reducing costs, as well as reduced headcounts and reduced activity at LCE. For 2024, total professional, consulting and management fees decreased from 2023 by 29%, primarily due to the focus on reducing costs and reduced activity and headcount at LCE as a result of the initiation of the strategic review. Of the total, $2,323 is related to the Sales & trading segment (2023 - $1,839), $1,875 is related to the Mine properties segment (2023 - $3,102), $6,086 is related to the Corporate segment (2023 - $8,496), $5,481 is related to Clean Energy (2023 - $8,721) and $521 is related to LPV (2023 - $859). The increase seen in the Sales & trading segment is due to employee severance costs.

Management's Discussion and Analysis for the Year Ended December 31, 2024 7

• Other general and administrative expenses in Q4 2024 decreased from Q4 2023 by 189% to an expense recovery of $1,843, which is primarily attributable to a decrease in legal provisions, as well as the continued focus on reducing costs and the reduced activity at LCE. The decrease seen in the Mine properties segment is primarily due to a decrease in provisions of $3,097, as compared with an increase of $85 in Q4 2023. Of the total other general and administrative expenses in Q4 2024, $220 is related to the Sales & trading segment (Q4 2023 - $206), $3,135 is related to the Mine properties segment (Q4 2023 - $633), $758 is related to the Corporate segment (Q4 2023 - $600), $145 is related to the Clean Energy segment (Q4 2023 - $680) and $50 is related to LPV (Q4 2023 - $203). For 2024, total other general and administrative expenses decreased from 2023 by 54%. Of the total, $585 is related to the Sales & trading segment (2023 - $641), $1,069 is related to the Mine properties segment (2023 - $2,442), $2,518 is related to the Corporate segment (2023 - $3,450), $2,590 is related to the Clean Energy segment (2023 - $4,494) and $186 is related to LPV (2023 - expense recovery of $186). In addition, $119 is related to activities for the titanium project (2023 - $579).

• Total professional, consulting and management fees and other general and administrative expenses for the Sales & trading and Corporate segments for 2024 was $11,512, including termination benefits of $1,446. This was higher than the 2024 guidance range of $7,500 to $8,500 primarily due to increased legal and consulting fees.

• Share-based payments in Q4 2024 decreased from Q4 2023 by 40%. The total in Q4 2024 of $138 was related to the Corporate segment (Q4 2023 - $231). For 2024, share-based payments increased from the same prior year period by 465%, with the total of $1,321 related to Corporate (2023 - expense recovery of $362).

• Technology start-up costs in Q4 2024 decreased from Q4 2023 by 13% (decrease of 45% for 2024). This is primarily attributable to a decrease in activities at LCE in 2024 as the installation of its battery project nears conclusion.

• Total professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the Clean Energy segment for 2024 was $11,463. This was higher than the 2024 guidance range of $7,000 to $9,000 primarily due to costs incurred in the Company's review of strategic alternatives for this business.

• Exploration and evaluation costs in Q4 2024 decreased from Q4 2023 by 87%. This was driven by near-mine deep drilling and geological model work at the Maracás Menchen Mine in Q4 2023 and 2023 in support of the Company's technical report update, as well as diamond drilling at Campo Alegre de Lourdes to support the maintenance of the Company's mineral rights. Exploration and evaluation costs decreased in 2024 by 59% due to the same reasons.

• Comprehensive loss for Q4 2024 increased from comprehensive income in Q4 2023 by 294% primarily due a decrease in net loss of 2%. For 2024, comprehensive loss increased from comprehensive income in 2023 by 367% primarily due to the increase in net loss, partially offset by a decrease in the unrealized gain to an unrealized loss on foreign currency translation of 353%. The unrealized loss on foreign currency translation in 2024 is primarily due to a weakening of the Brazilian Real against the U.S. Dollar by approximately 28% since December 31, 2023.

Non-recurring Items

• During Q4 2024, the Company recognized a net realizable value write-down of $2,517 for vanadium finished products (Q4 2023 - $1,380), a net realizable value write-down of $3,133 for ilmenite finished products (Q4 2023 - $427) and a net realizable value write-down reversal of $23 for warehouse materials (Q4 2023 - $21). The total inventory write-down of $5,627 (Q4 2023 - $2,407) is included in operating costs (note 24). For 2024, the total inventory write-down is $18,475 (2023 - $4,068).

• During Q4 2024, the Company recognized a write down reversal of vanadium assets of $78 (Q4 2023 - $3,535). For 2024, the write-down is $1,119 (2023 - $4,862).

• During 2024, the Company recognized a write down of mine properties, plant and equipment of $1,092 (2023 - $nil).

• During Q4 2024, the Company recognized a decrease in provisions in other general and administrative expenses of $3,097 (Q4 2023 - $85). For 2024, the decrease is $1,967 (2023 - increase of $692).

Management's Discussion and Analysis for the Year Ended December 31, 2024 8

Cash Flows

• Cash provided by operating activities of $7,746 in Q4 2024 is an increase from cash provided by operating activities of $5,845 in Q4 2023. This is primarily due to an increase in cash used before working capital items of $5,716 and a net decrease in working capital items of $3,815. For 2024, cash provided by operating activities was $11,159, compared with $21,197 in 2023. This movement is primarily attributable to a decrease in cash provided before working capital items of $6,101 and a net decrease in working capital items of $3,937, which is largely driven by movements in amounts receivable and inventory.

• Cash provided by operating activities continues to be impacted by expenditures in the Clean Energy segment, with a net loss of $1,930 in Q4 2024 (Q4 2023 - $2,943) and a net loss of $11,529 in 2024 (2023 - $19,429).

• Cash used in financing activities in Q4 2024 decreased from cash provided by financing activities in Q4 2023 by $10,173. This movement was primarily due to a decrease in the receipt of debt of $14,076, partially offset by a decrease in the repayment of debt of $2,652. For 2024, cash provided by financing activities decreased from 2023 by $17,083. The movement is primarily attributable to a decrease in the receipt of debt of $25,645, partially offset by a decrease in the repayment of debt of $7,925.

• Cash used in investing activities in Q4 2024 of $12,332 is an increase of $1,555 from the $10,777 seen in Q4 2023. This movement was primarily driven by an increase in mine properties, plant and equipment expenditures of $1,570. For 2024, the decrease from 2023 was $20,659. This is primarily driven by higher capital expenditures for the ilmenite project in 2023 and a decrease in the purchase of vanadium assets by LPV of $10,115.

• The net change in cash in Q4 2024 was a decrease of $8,344, compared with $2,209 for Q4 2023. For 2024, the net change in cash was a decrease of $20,608 ($11,757 in 2023).

Net income reconciliation

		2024
Total V2O5 equivalent sold	000s lbs	18,519	A
	tonnes[1]	8,400

Produced V2O5 equivalent sold	000s lbs	17,603	B
	tonnes[1]	7,985

Revenues per pound sold[2]	$/lb	$6.40	C
Cash operating costs per pound[3]	$/lb	$5.24	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

	2024
		A x C
Revenues - vanadium	$118,549	Note 23
		8,400 tonnes of V2O5 equivalent sold (2023 -
		10,396 tonnes), with revenues per pound sold of
		$6.40 (2023 - $8.66)
Revenues - ilmenite	6,371	Note 23
		B x D
Cash operating costs	(92,200)	Global recovery of 76.4% (2023 - 80.0%), impact
		of increased quantities of ore mined and higher mining costs

Management's Discussion and Analysis for the Year Ended December 31, 2024 9

		2024
Other operating costs
Conversion costs
(costs to convert V2O5 to FeV that	(8,240)		Note 24
are recognized on sale of FeV)			2,221 tonnes of FeV sold
Product acquisition costs			Note 24
(costs to purchase products from	(4,996)		415 tonnes of V2O5 equivalent of purchased
3rd parties that are recognized			products sold, compared with 929 tonnes in
on sale of those products)			2023 with a cost of $15,354
Distribution costs	(7,418)		Note 24
Depreciation	(26,795)		Note 24
Other inventory write-down	(238)
			Included in "other general and administrative
Decrease in legal provisions	1,967		expenses"
Ilmenite costs	(8,192)		Note 24
Iron ore costs	(512)		Note 24
		(54,424)
Commercial & Corporate costs
Professional, consulting and
	(8,409)
management fees
Other general and			Note 19 (Sales & trading plus Corporate)
	(3,103)
administrative expenses
Share-based payments	(1,321)
		$(12,833)
Clean Energy		(11,463)	Note 19 (excluding finance costs and foreign exchange)

LPV		(707)	Note 19 (excluding finance costs and foreign
			exchange)
Titanium project		(637)	Note 19 - "other"
Foreign exchange loss		(12,517)
Finance costs		(9,460)
Interest income		1,523
Write down of vanadium assets		(1,119)
Exploration and evaluation costs		(2,328)

Net loss before tax		$(71,245)
Income tax recovery (expense)		2,813
Deferred income tax recovery		17,867

Net loss		$(50,565)

Note references in the table above refer to the note disclosures contained in the 2024 annual consolidated financial statements.

Operations

• V2O5 equivalent production in Q4 2024 of 1,775 tonnes was 36% lower than the 2,768 tonnes produced in Q4 2023 and 42% lower than the 3,072 tonnes produced in Q3 2024. Production in October 2024 was 902 tonnes, with 353 tonnes produced in November and 520 tonnes produced in December, for a total of 1,775 tonnes of V2O5 equivalent produced. Production was impacted by the scheduled shutdown in November and December for the kiln and cooler refractory maintenance, as well as a reduction in ore grade, which was expected. While the maintenance process was completed, unforeseen challenges in the refractory replacement extended the timeline, further affecting production levels in Q4 2024. The Company took corrective measures to address these issues and remains focused on optimizing the overall efficiency of the kiln moving forward.

Management's Discussion and Analysis for the Year Ended December 31, 2024 10

• The ilmenite plant ramp up continued in Q4 2024 with production of 10,292 tonnes, 37% lower than the 16,383 tonnes produced in Q3 2024. Ilmenite production was 3,742 tonnes in October, 3,186 tonnes in November and 3,364 tonnes in December. The total production of 10,292 tonnes was below the Company's guidance for Q4 2024 of 12,000 to 17,000 tonnes of ilmenite concentrate. The Company continues to refine its processes to improve efficiency and throughput, with further optimization efforts underway as operations stabilize and quality enhancements take effect.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q4 2024	1,775	3,910,996	$5.34	$3.67
Q3 2024	3,072	6,772,593	$5.71	$3.12
Q2 2024	2,689	5,928,223	$5.93	$5.97
Q1 2024	1,728	3,811,788	$6.44	$6.12
Q4 2023	2,768	6,102,388	$6.46	$5.44
Q3 2023	2,163	4,768,593	$8.03	$5.44
Q2 2023	2,639	5,817,992	$8.46	$5.18
Q1 2023	2,111	4,653,953	$10.39	$5.15

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q4 2024 was 77.9%, a decrease of 1.9% from the 79.4% achieved in Q4 2023 and 3.9% lower than the 81.1% achieved in Q3 2024. The global recovery in October 2024 was 78.2%, with 76.7% achieved in November and 78.1% achieved in December. The decrease seen in Q4 2024 is primarily attributable to the rescheduled shutdown in the period.

• Costs in Q4 2024 were lower than forecast, primarily due to reduced labour costs and lower mining services costs, which was driven by a reduction in haulage distances. The Company expects to see the positive impact of these savings, and others, continue in its financial results going forward.

• In Q4 2024, the Company produced 456 V2O5 equivalent tonnes of high purity products, including 421 tonnes of high purity V2O5 and 35 tonnes of high purity V2O3 (V2O5 equivalent). This represented 26% of the total quarterly production, but was 73% lower than the high purity production in Q4 2023.

• The total ore mined in Q4 2024 was 476,742 tonnes, 21% lower than Q3 2024 and 1% higher than the 473,958 tonnes mined in Q4 2023. The effective grade of ore mined in Q4 2024 was 0.49%, down from the 0.76% seen in Q3 2024 and down from the 0.82% seen in Q4 2023.

• Subsequent to Q4 2024, production in January 2025 was 392 tonnes of V2O5 equivalent and 2,897 tonnes of ilmenite concentrate and production in February 2025 was 503 tonnes of V2O5 equivalent and 1,477 tonnes of ilmenite concentrate.

• Production in January and February 2025 was impacted by mining equipment availability challenges and operational adjustments following the kiln refractory replacement in Q4 2024. The Company initiated fleet overhauls and process improvements, including optimized blasting techniques and haulage efficiencies, leading to improved drilling performance by the end of February. As of early March, ore production is ahead of forecast, while waste movement remains slightly behind due to in-pit access constraints, which are being managed through ongoing operational adjustments.

• 2024 production of 9,264 tonnes of V2O5 (20.4 million lbs) represents a decrease of 4% over 2023. The global recovery of 76.4% achieved in 2024 is 4% lower than that achieved in 2023.

Management's Discussion and Analysis for the Year Ended December 31, 2024 11

Selected Quarterly Information

For Q4 2024, the Company recorded a net loss of $12,990, compared with a net loss of $13,301 for Q4 2023. This movement was primarily attributable to a 30% decrease in operating costs and a 45% decrease in revenues. The decrease in total assets in Q4 2024 is primarily due to decreases in cash, amounts receivable, inventory and mine properties, plant and equipment.

The smaller net loss seen in Q1 2023 is primarily due to the highest average quarterly V2O5 price per pound as seen in the preceeding table.

Summary financial information for the eight quarters ended December 31, 2024, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic Loss per	Diluted Loss per		Non-current
Period	Revenue	Net Loss	Share	Share	Total Assets	Liabilities
Q4 2024	$24,268	$(12,990)	$(0.19)	$(0.19)	$318,668	$33,181
Q3 2024	29,906	(10,086)	(0.16)	(0.16)	343,698	73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383
Q1 2024	42,187	(13,006)	(0.20)	(0.20)	360,929	78,845
Q4 2023	44,170	(13,301)	(0.21)	(0.21)	381,621	83,367
Q3 2023	43,983	(11,884)	(0.19)	(0.19)	372,246	63,264
Q2 2023	53,110	(5,966)	(0.09)	(0.09)	393,319	54,582
Q1 2023	57,421	(1,207)	(0.02)	(0.02)	382,444	62,168

2025 Guidance

The Company has committed a significant proportion of its monthly production in 2025 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®.

The Company's Maracás Menchen Mine continued operations during 2024. The Company has experienced challenges with production instability and ore availability it continues to refine its processes to improve throughput, with further optimization efforts underway. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels.

The Company continues to monitor ongoing geopolitical uncertainties and the impact that these may have on the Company's operations, sales and guidance for 2025. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2024 for the full discussion of the Company's Risks and Uncertainties. The Company's 2025 guidance is presented on a "business as usual" basis.

2025 Guidance
Annual V2O5 equivalent production	tonnes	9,500 - 11,500
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	4.50 - 5.50

Annual ilmenite concentrate production	tonnes	25,000 - 35,000
Annual ilmenite concentrate sales	tonnes	20,000 - 30,000

Vanadium	Q1		Q2		Q3		Q4		2025
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	1,600	2,100	2,500	3,000	2,700	3,200	2,700	3,200	9,500	11,500
Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

Management's Discussion and Analysis for the Year Ended December 31, 2024 12

1. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2. Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $38,588 were capitalized to mine properties, plant and equipment during 2024 (2023 - $53,428), including $17,556 of capitalized waste stripping costs (2023 - $24,404). This was slightly higher than the Company's 2024 guidance for capitalized waste stripping costs of $14,600 to $16,600. The remaining capitalized expenditures of $21,032 were higher than the guidance range of $13,800 to $16,800 primarily due to the rescheduled shutdown in Q4 2024 and additional expenditures on the crushing and milling sections of the plant.

The production of 1,775 tonnes of V2O5 equivalent in Q4 2024 was 36% lower than the 2,768 tonnes of V2O5 equivalent produced in Q4 2023. In Q4 2024, 476,742 tonnes of ore were mined with an effective grade of 0.49% of V2O5. The ore mined in Q4 2024 was 1% higher than in Q4 2023. The Company produced 75,051 tonnes of concentrate with an effective grade of 2.73%.

Production in Q4 2024 was impacted by the scheduled shutdown in November and December for the kiln and cooler refractory maintenance, as well as a reduction in ore grade, which was expected. While the maintenance process was completed, unforeseen challenges in the refractory replacement extended the timeline, further affecting production levels in Q4 2024. The Company took corrective measures to address these issues and remains focused on optimizing the overall efficiency of the kiln moving forward.

	Q4 2024	Q4 2023	YTD 2024	YTD 2023
Total Ore Mined (tonnes)	476,742	473,958	2,249,759	1,752,982
Ore Grade Mined - Effective Grade[1] (%)	0.49	0.82	0.63	0.81
Total Mined - Dry Basis (tonnes)	3,673,416	3,490,711	13,949,665	14,864,394
Total Ore Milled (tonnes)	289,918	335,489	1,328,161	1,149,687
Effective Grade of Ore Milled (%)	0.73	1.03	0.88	1.04
Concentrate Produced (tonnes)	75,051	112,511	389,520	377,736
Grade of Concentrate (%)	2.73	3.01	2.90	3.08
Contained V2O5 (tonnes)	2,049	3,392	11,279	11,621
Crushing Recovery (%)	95.0	97.8	95.5	97.8
Milling Recovery (%)	96.9	97.7	96.9	97.4
Kiln Recovery (%)	87.1	89.0	87.3	90.0
Leaching Recovery (%)	98.9	99.3	98.2	99.5
Chemical Plant Recovery (%)	98.3	93.9	96.4	93.8
Global Recovery[2] (%)	77.9	79.4	76.4	80.0
V2O5 Equivalent Produced (Flake + Powder) (tonnes)	1,775	2,768	9,264	9,681
High Purity V2O5 Equivalent Produced (tonnes)	456	1,670	2,162	4,509

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q4 2024, the Company completed 13 diamond drillholes (1,519 metres) to verify the limits of the 2024 pit design and to confirm the ore layers between the Campbell Pit and Gulçari A South ("GAS"). The results of this campaign confirmed the interpretation of ore layers in the area investigated.

Management's Discussion and Analysis for the Year Ended December 31, 2024 13

The Campbell Pit geological model was updated in Q4 2024 and delivered to the mine planning team, with the addition of 44 reverse circulation drillholes (2,891 metres) and 1,055 new samples. This model will continue to be updated quarterly and will assist with mine planning activities.

The Company is working with geotechnical consultants to identify improvements in its mining operations. The consultants visited the mine during the period to verify the Company's excavation parameters, procedures and processes and to identify improvements to guarantee slope stability in the Campbell Pit.

In addition, the NI 43-101 technical report was published in December 2024. This technical report includes an increased mine life to 2054, representing an increase of 13 years in mine life as compared to the parameters set forth in the Company's 2021 technical report.

Exploration Outlook

Exploration activities have concluded in the previously explored Capivara target, with no new findings.

Clean Energy

Recent Developments

LCE made substantial progress on the delivery of the Enel Green Power España ("EGPE") contract. The VCHARGE vanadium flow battery deployment completed all aspects of the factory acceptance tests and the full test report was provided to EGPE. Final acceptance of the system by EGPE is expected during Q1 2025.

The Company continued with its review of strategic alternatives for LCE to evaluate opportunities to maximize its unique value proposition in the energy storage sector. As part of this process, the Company announced that it had signed a non-binding letter of intent with Stryten on March 18, 2024 to establish a new venture, owned equally by each of the Parties, that would combine LCE with Stryten's vanadium flow battery business. Binding transaction documents were signed on December 18, 2024 for the establishment of Storion, to be owned equally by LCE and Stryten. Board representation of Storion will be generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests.

Upon closing of the Transaction, each of LCE and Stryten will contribute certain of their vanadium flow battery- related assets and liabilities to Storion and Stryten will pay $1,000 in cash directly to LCE and contribute a total of $6,000 in cash to Storion over time for the purpose of funding Storion's operations.

The transaction closed on January 31, 2025.

Campo Alegre de Lourdes

Recent Developments

The Company had a meeting with CBPM to discuss the next steps of the project. CBPM presented the requirements to maintain the project in good standing, which includes drone-based geophysics and deep drilling to support and confirm exploration results and potential.

A geometallurgical program was performed using the samples collected from the drilling campaign in the central area.

Financial Instruments

Financial assets and financial liabilities at December 31, 2024 and 2023 were as follows:

	December 31,	December 31,
	2024	2023
Cash	$22,106	$42,714
Restricted cash	530	712
Trade and other receivables	5,499	19,108
Accounts payable and accrued liabilities (including non-current)	31,270	32,163
Debt	92,280	75,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 22. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Management's Discussion and Analysis for the Year Ended December 31, 2024 14

Liquidity and Capital Resources

The Company's continuance as a going concern is dependent on its ability to achieve profitable levels of operations.

At December 31, 2023, the benchmark price per lb of V2O5 was between $5.75 and $7.30. This decreased to a range of between $5.00 and $5.73 at December 31, 2024, with an average of approximately $5.34 for Q4 2024, compared with approximately $5.71 for Q3 2024 and $6.46 for Q4 2023.

The average European benchmark price per lb of V2O5 was approximately $5.36 and the average European benchmark price per kg of FeV was approximately $24.60 for January 2025. For February 2025, these benchmark prices were $5.29 and $23.89, respectively. At the date of the MD&A, the market price of V2O5 was in a range of $4.95 to $5.30 per lb and the market price of FeV was in a range of $24.00 to $24.50 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At December 31, 2024, the Company's debt balance was $92,280.

The Company incurred a net loss of $50,565 for the year ended December 31, 2024 (year ended December 31, 2023 - $32,358) and had a working capital deficit (current assets less current liabilities) of $20,972 (December 31, 2023 - surplus of $94,668), which includes $74,780 in debt maturing within the next twelve months. The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 15%, which has a significant impact on the Company's cashflows. The Company has implemented changes to address underlying operating issues and during 2024, announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities. There can be no assurance that these initiatives will be successful.

The Company will require additional sources of capital to repay its liabilities and fund operations. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to material uncertainties surrounding future vanadium prices, the Company achieving positive cash flows from operating activities within the next twelve months if current vanadium prices persist or decline, and the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months, it is not possible to predict the success of the Company's efforts in this regard. These factors indicate the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern.

Credit facilities

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate.

Management's Discussion and Analysis for the Year Ended December 31, 2024 15

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

Capital resources

At December 31, 2024, the Company had an accumulated deficit of $126,496 since inception (December 31, 2023 - $77,643) and had a net working capital deficit of $20,972 (December 31, 2023 - surplus of $94,668) (defined as current assets less current liabilities). At December 31, 2024, the total amount due within 12 months on the Company's debt was $74,780 (December 31, 2023 - $nil).

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2024 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$31,270	$-	$-	$-
Debt	21,030	53,750	17,500	-
Operating and purchase commitments	4,319	514	31	10
	$56,619	$54,264	$17,531	$10

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $22,106 (December 31, 2023 - $42,714). Refer to note 20 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At December 31, 2024, there were 64,112 common shares of the Company outstanding. At the date of this MD&A, there were 64,112 common shares of the Company outstanding.

At December 31, 2024, under the share compensation plan of the Company, 70 RSUs were outstanding and 2,144 stock options were outstanding with exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2025 and August 13, 2029. If exercised, the Company would receive proceeds of C$9,995. The weighted average exercise price of the stock options outstanding is C$4.66.

Management's Discussion and Analysis for the Year Ended December 31, 2024 16

As of the date of this MD&A, 68 RSUs and 1,887 stock options were outstanding with stock option exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2026 and August 13, 2029.

At December 31, 2024, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. The Company would receive proceeds of C$4,264 if they were exercised.

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions with Related Parties

The 2024 annual consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2023. The Company had transactions with related parties during 2024. Refer to note 18.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At December 31, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $980 and all payable within one year. These contracts also require that additional payments of up to approximately $1,299 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 570 tonnes of V2O5 the third party produces in 2025, with the Company having a right of first refusal over additional amounts.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $90, including $49 due within one year.

At the Company's Maracás Menchen Mine and at LCE, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered at December 31, 2024 of $3,804.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at December 31, 2024, the Company recognized a provision of R$16,058 ($2,593) in the current portion of provisions (December 31, 2023 - $6,012). Refer to note 20. At December 31, 2024, the Company recognized a total provision of $3,060 for legal proceedings (December 31, 2023 - $6,447), including a provision of $466 (December 31, 2023 - $435) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Management's Discussion and Analysis for the Year Ended December 31, 2024 17

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2024 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2024 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2024, the Company's ICFR was effective.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the 2024 annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These 2024 annual consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the annual consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Management's Discussion and Analysis for the Year Ended December 31, 2024 18

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the 2024 annual consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2023, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the 2024 annual consolidated financial statements.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Revenues - V2O5 produced[1]	$10,271	$25,182	$57,446	$115,534
V2O5 sold - produced (000s lb)	2,053	3,215	9,332	13,113
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.00	$7.83	$6.16	$8.81

Revenues - V2O5 purchased[1]	$-	$1,497	$988	$9,028
V2O5 sold - purchased (000s lb)	-	265	176	1,279
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$5.65	$5.61	$7.06

1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Year Ended December 31, 2024 19

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Revenues - V2O5[1]	$10,271	$26,679	$58,434	$124,562
V2O5 sold (000s lb)	2,053	3,480	9,508	14,392
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.00	$7.67	$6.15	$8.65

Revenues - V2O3 produced[1]	$457	$6,213	$8,353	$13,788
V2O3 sold - produced (000s lb)	59	596	898	1,215
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.75	$10.42	$9.30	$11.35

Revenues - V2O3 purchased[1]	$-	$-	$-	$1,155
V2O3 sold - purchased (000s lb)	-	-	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$-	$-	$13.13

Revenues - V2O3[1]	$457	$6,213	$8,353	$14,943
V2O3 sold (000s lb)	59	596	898	1,303
V2O3 revenues per pound of V2O3 sold ($/lb)	$7.75	$10.42	$9.30	$11.47

Revenues - FeV produced[1]	$12,212	$11,278	$46,890	$57,686
FeV sold - produced (000s kg)	585	479	2,221	2,070
FeV revenues per kg of FeV sold - produced ($/kg)	$20.88	$23.54	$21.11	$27.87

Revenues - FeV purchased[1]	$106	$-	$4,872	$1,386
FeV sold - purchased (000s kg)	5	-	227	50
FeV revenues per kg of FeV sold - purchased ($/kg)	$21.20	$-	$21.46	$27.72

Revenues - FeV[1]	$12,318	$11,278	$51,762	$59,072
FeV sold (000s kg)	590	479	2,448	2,120
FeV revenues per kg of FeV sold ($/kg)	$20.88	$23.54	$21.14	$27.86

Revenues[1]	$23,046	$44,170	$118,549	$198,577
V2O5 equivalent sold (000s lb)	4,041	5,743	18,519	22,920
Revenues per pound sold ($/lb)	$5.70	$7.69	$6.40	$8.66

1. Year ended as per note 23.

Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Management's Discussion and Analysis for the Year Ended December 31, 2024 20

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2024 annual consolidated financial statements.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Operating costs[1]	$30,194	$43,218	$145,818	$174,758
Professional, consulting and management fees[2]	474	887	1,875	3,102
Other general and administrative expenses[3]	(38)	718	898	1,750
Less: ilmenite costs and write-down[1]	(2,317)	-	(8,192)	-
Less: iron ore costs[1]	(29)	(84)	(512)	(722)
Less: conversion costs[1]	(2,217)	(1,768)	(8,240)	(7,319)
Less: product acquisition costs[1]	(99)	(1,974)	(4,996)	(15,354)
Less: distribution costs[1]	(1,601)	(2,366)	(7,418)	(8,540)
Less: inventory write-down[4]	23	(192)	(238)	(1,853)
Less: depreciation and amortization
expense[1]	(7,984)	(6,592)	(26,795)	(26,048)
Cash operating costs	$16,406	$31,847	$92,200	$119,774
Less: royalties[1]	(1,630)	(2,243)	(7,052)	(9,162)
Cash operating costs excluding royalties	$14,776	$29,604	$85,148	$110,612
Less: vanadium inventory write-down[5]	(2,517)	(2,215)	(13,897)	(2,215)
Adjusted cash operating costs excluding royalties	$12,259	$27,389	$71,251	$108,397

Management's Discussion and Analysis for the Year Ended December 31, 2024 21

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Produced V2O5 sold (000s lb)	4,024	5,437	17,603	20,871
Cash operating costs per pound ($/lb)	$4.08	$5.86	$5.24	$5.74
Cash operating costs excluding royalties per pound ($/lb)	$3.67	$5.44	$4.84	$5.30
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.05	$5.04	$4.05	$5.19

1. Year ended as per note 24.

Three months ended calculated as the amount per note 24 less the corresponding amount disclosed for the nine-month period in note 20 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

2. Year ended as per the Mine properties segment in note 19.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

3. Year ended as per the Mine properties segment in note 19 less the decrease in legal provisions of $1,967 as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

Three months ended calculated as the amount for the Company's Mine properties segment in note 19 less the decrease in legal provisions of $1,967, less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

4. Year ended as per note 5 for warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

5. Year ended as per note 5 for vanadium finished products.

Three months ended calculated as the amount per above less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2024 annual consolidated financial statements.

Management's Discussion and Analysis for the Year Ended December 31, 2024 22

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Net loss	$(12,990)	$(13,301)	$(50,565)	$(32,358)
Foreign exchange loss	8,560	(823)	12,517	183
Share-based payments	138	231	1,321	(362)
Finance costs	2,360	4,096	9,460	9,630
Interest income	(92)	(280)	(1,523)	(2,018)
Income tax (recovery) expense	29	40	(2,813)	88
Deferred income tax recovery	(6,325)	(3,119)	(17,867)	(2,786)
Depreciation[1]	8,205	7,393	28,675	29,250
EBITDA	$(115)	$(5,763)	$(20,795)	$1,627
Inventory write-down[2]	5,627	2,407	18,475	4,068
Write-down of vanadium assets	(78)	3,535	1,119	4,862
Write-down of mine properties, plant and
equipment[3]	-	-	1,092	-
Movement in legal provisions[4]	(3,097)	(85)	(1,967)	692
Adjusted EBITDA	$2,337	$793	$(2,076)	$11,948
Less: Clean Energy Adjusted EBITDA	1,906	2,341	9,345	16,999
Less: LPV Adjusted EBITDA	223	369	707	1,045
Mining Operations Adjusted EBITDA	$4,466	$3,503	$7,976	$29,992

1. Year ended as per the consolidated statements of cash flows.

Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the nine-month period in the consolidated statements of cash flows of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

2. Year ended as per note 5.

Three months ended calculated as the amount per note 5 less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

3. Year ended as per note 6.

Three months ended calculated as the amount per note 6 less the corresponding amount disclosed for the nine-month period in note 6 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

4. As per the "non-recurring items" section on page 7 of this MD&A.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
Clean Energy
Net loss[1]	$(1,930)	$(2,943)	$(11,529)	$(19,429)
Foreign exchange loss[1]	9	5	27	36
Finance costs[1]	7	12	39	56
Depreciation[2]	8	585	1,026	2,338
Clean Energy EBITDA	$(1,906)	$(2,341)	$(10,437)	$(16,999)
Write-down of mine properties, plant and equipment[3]	-	-	1,092	-
Clean Energy Adjusted EBITDA	$(1,906)	$(2,341)	$(9,345)	$(16,999)

1. Year ended as per note 19.

Three months ended calculated as the amount per note 19 less the corresponding amount disclosed for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

2. Included in depreciation amount shown in table above.

3. Year ended as per note 6.

Three months ended calculated as the amount per note 6 less the corresponding amount disclosed for the nine-month period in note 6 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

Management's Discussion and Analysis for the Year Ended December 31, 2024 23

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
LPV
Net loss[1]	$(194)	$(3,930)	$(1,927)	$(5,969)
Foreign exchange loss[1]	35	2	38	(50)
Finance costs[1]	19	24	81	112
Interest income[1]	(5)	-	(18)	-
LPV EBITDA	$(145)	$(3,904)	$(1,826)	$(5,907)
Write-down of vanadium assets[1]	(78)	3,535	1,119	4,862
LPV Adjusted EBITDA	$(223)	$(369)	$(707)	$(1,045)

1. Year ended as per note 19.

Three months ended calculated as the amount per note 19 less the corresponding amount disclosed for the nine-month period in note 16 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its vanadium flow battery activities. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2024, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc.

Management's Discussion and Analysis for the Year Ended December 31, 2024 24

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant and/or a titanium plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the delivery and acceptance of the EGPE project in 2025, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or with respect to the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's investment in vanadium flow battery technology; that the Company's current plans for ilmenite and titanium dioxide pigment can be achieved; the Company's sales and trading arrangements will not be affected by the evolving geopolitical landscape; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed vanadium flow battery technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; trade regulation, tariffs and other trade barriers; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2024 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Management's Discussion and Analysis for the Year Ended December 31, 2024 25

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking	Assumptions	Risk Factors
Statements
The 2024 annual consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $92,280. Refer to note 11.

Management's Discussion and Analysis for the Year Ended December 31, 2024 26

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2025. 2025 Production Guidance: 9,500 - 11,500 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2025 during normal operation.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Year Ended December 31, 2024 27

Forward-looking	Assumptions	Risk Factors
Statements
2025 Costs Guidance: Cash operating costs excluding royalties per pound $4.50 - $5.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Year Ended December 31, 2024 28

Forward-looking	Assumptions	Risk Factors
Statements
Sustaining capital expenditures of approximately to are estimated in 2025 to sustain the operational capacity to achieve the stated production guidance (excluding capitalized waste stripping costs).	Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, tariffs, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Year Ended December 31, 2024 29

 A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer under United States securities laws that files its annual report on form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management's Discussion and Analysis for the Year Ended December 31, 2024 30